October 4, 2005

via EDGAR Transmission

Mr. Anthony Watson

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549-0405

Re:                             Cap Rock Energy Corporation

Form 8-K filed August 30, 2005

File No. 0-32667

Dear Mr. Watson:

On behalf of the Company, we have set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, dated September 1, 2005, regarding the Company’s Form 8-K filed August 30, 2005.  For your convenience, each response follows the sequentially numbered Staff comment copied in bold from your letter.  We have filed amendments to the Company’s Form 10-K for the year ended December 31, 2004, its Form 10-Q for the quarter ended March 31, 2005, and a Form 10-Q for the quarter ended June 30, 2005, which discuss the questions raised by the Staff in comments 1 and 2.  In our responses to the Staff’s questions, we have included language from the filings which address the questions.

1.                                      Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K and 10-Q for the periods ended December 31, 2004 and March 31, 2005.

The Company’s certifying officers have considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures.  Item 9(a) of Part II of Amendment No. 2 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2004, Item 4 of Part I of Amendment No. 1 to the quarterly Report on Form 10-Q for the period ended March 31, 2005, and the Quarterly Report on Form 10-Q for the period ended June 30, 2005, disclose the circumstances, the identification of the issue, resolution of the matter and subsequent changes in internal control.

The aforementioned items in each of the documents are nearly identical:

Disclosure Controls and Procedures.  We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.  Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements.  All internal control systems are designed based in part upon certain assumptions about the likelihood of future events, and, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement presentation and may not prevent or detect all misstatements.

During the period covered by this report, the Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, (the “Evaluation Date”), had concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures (as required by paragraph (b) of the Securities Exchange Act of 1934 Rules 13a-15 or 15d-15) were effective.

Restatement of Previously Issued Consolidated Financial Statements.  Subsequent to the Evaluation Date, it was determined that certain tax positions maintained by the Company through its conversion from an electric cooperative to an investor owned utility, might not be correct.   In connection with that change in corporate status, the Company had independent professional consultants evaluate the corporate structure of the Company and its subsidiaries.  Based on that review, the Company believed the subsidiary would continue to qualify as a tax exempt cooperative.  Therefore, the Company treated the subsidiary as tax exempt for both financial and tax reporting purposes.  Recently, in connection with an unrelated project, the tax structure of the subsidiary was reviewed and issues arose concerning its exempt status.  Because of the complex nature of the issue, the Company is seeking guidance from the Internal Revenue Service regarding the taxable nature of the subsidiary.  As a result of the Company’s identification of the issue, on August 24, 2005, Management and the Audit Committee concluded, after consultation with its independent accountants, that the Company would amend and restate its Annual Report on Form 10-K for the year ended December 31, 2004, to treat the subsidiary as a taxable entity for financial reporting purposes.  The Company had generated net operating losses in earlier periods that would be used to offset the taxable nature of the subsidiary.

The use of the net operating losses, earlier than expected, may result in taxes payable that are greater than originally disclosed.

After reviewing the circumstances leading to the issue discussed above, it has been determined that there was a material weakness in the Company’s internal controls over financial reporting.  The weakness concerned reliance on the opinions of the Company’s outside professionals, and controls surrounding procedures associated with issues and positions proposed by outside professional consultants that are adopted by the Company.   The Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures over financial reporting were not effective at December 31, 2004, to enable the Company to record, process, summarize and report information required to be included in the Company’s SEC filings within the required time period, and to ensure that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting.  There were no changes in the Company’s internal control over financial reporting in connection with the evaluation required by paragraph (d) of the Securities Exchange Act of 1934 Rules 13a-15 or 15d-15, that occurred during the quarter ended December 31, 2004, that materially affected, or that were reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent to the identification of the tax matter discussed above, Management determined that it would implement additional procedures for evaluating issues and positions proposed by independent professional consultants that are adopted by the Company.  These procedures include formalizing the process for adoption of any outside professional opinion; if a question arises as to the position taken, notification to executive management and the Audit Committee; and seeking further professional opinions and/or guidance.  The Company’s management has implemented these additional controls surrounding procedures associated with issues and positions proposed by outside professional consultants that are adopted by the Company, and believe that the controls now in place are adequate to assure that similar errors will not recur.

2.                                      Please tell us how you concluded that your subsidiary no longer qualified for exemption from income taxes.  A discussion of facts surrounding the circumstances of how you originally concluded that the subsidiary should not be taxed might be helpful in this regard.

Item 9(a) of Part II of Amendment No. 2 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2004, Item 4 of Part I of Amendment No. 1 to the quarterly Report on Form 10-Q for the period ended March 31, 2005, and the Quarterly Report on Form 10-Q for the period ended June 30, 2005, disclose the circumstances and identification of the issue.  The language of each of those sections is nearly identical and is provided in response to Question 1.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by Staff do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 432-684-0307.

Sincerely,

Celia B. Page
Vice President, Chief Accounting Officer,
Assistant Secretary/Treasurer and Controller

cc:	David W. Pruitt, Cap Rock Energy Corporation
Richard Terrill, Esq.
Darin Kempke, KPMG LLP